EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

January 19, 2015	NYSE - MKT: ASM
TSX-V: ASM
FSE: GV6

AVINO PROVIDES 2014 YEAR END SUMMARY AND OUTLOOK

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to provide the following 2014 year end summary and outlook for 2015 and beyond.

2014 Production Highlights

In 2014, Avino achieved significant production expansion at the Avino Property. During the year, the Company’s consolidated silver equivalent production increased by 49% for a total of 1,342,150 ounces.

The high-grade San Gonzalo Mine increased its production over 2013 by 27% for a total of 958,702 ounces of silver equivalent. The increase was a result of better grades for silver and gold which showed an improvement of 17% and 40% respectively.

The Avino Mine, which came online on September 1, contributed to the increase in silver production. During the four months that new underground material from the Avino Mine was being processed using the 250 tonne per day (“TPD”) mill Circuit 2, 119,738 ounces of silver equivalent were produced.

The Avino Mine Historical Stockpile operation also contributed significantly to the 2014 production growth due to an 83% increase in silver equivalent production from the stockpiles.

Avino expects a similar percentage increase in total silver-equivalent production in 2015 with the Avino Mine now online and running at the full capacity of 1,000 TPD.

For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

San Gonzalo Mine

Mine exploration and development at San Gonzalo had a successful year and included the discovery of significant additional mineralization along strike to the Southeast of levels 3 thru 6. These areas had not previously been considered for mining. In 2015, we look forward to another year of consistent production from San Gonzalo as we continue to explore the surrounding area.

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Avino Mine

Following several years of redevelopment, in Q4 2014 the Company completed its Avino Mine and mill expansion. This significant milestone represents the first mining activity since the mine closed in 2001 due to low metals prices. Initially, new material from underground at Avino was processed on a limited scale using the existing 250 TPD mill Circuit 2. By year end, rehabilitation of the 1,000 TPD mill Circuit 3 had been completed and sufficient material had been stockpiled; on January 1, 2015, full scale operations commenced. To service the mine a new jumbo and scoop along with a generator, shotcrete machine and air compressor were acquired in 2014. In 2015, we expect to finalize plans to build a new tailings storage facility and complete the new 20 km power line to service both mines and all three mill circuits.

Between 1998 and 2000, prior to the suspension of mining activities, annual output averaged 933,240 ounces of silver, 7,537 ounces of gold, and 3,236,732 pounds of copper. Avino expects similar long-term annual output from the operation going forward, and is excited to see the long term impact on its production profile.

Avino Mine Historical Stockpiles

The Avino Mine Historical Stockpiles continue to add low cost ounces to Avino’s production profile. In 2014, the stockpiles accounted for approximately 20% of the production output from the Avino Property. The stockpiles were processed for the majority of the year using the 250 TPD mill Circuit 2. In October 2014, Circuit 2 transitioned to processing new underground material from the Avino Mine. Processing of the stockpiles resumed in mid-November when the material was used to commission mill Circuit 3. The stockpiles, as well as development material from the San Gonzalo Mine, will continue to be processed using mill Circuit 2 for the foreseeable future to ensure that the processing plant is running at full capacity.

Exploration

While the Avino Mine expansion was the primary focus during the year, the search for new ounces was also a high priority. The 2014 drill program, which included both surface and underground drilling, was focused on the area around the San Gonzalo mine and totalled 1,257 metres through 15 holes. Results from the drill program will be released once completed.

The Avino Property, which is located on the outer edge of a massive volcanic caldera, is host to dozens of small shallow mines from previous eras. In the coming years, Avino is committed to further regional exploration with the goal of locating the feeder system that created the numerous vein systems that fed the previous mines and that still permeate the property.

Many of the known veins on the property splay from the southeast corner of the claim block and trend in a northwesterly direction. The area that appears to be the focal point of the mineralization is known as Cerro San Jose and will be explored extensively in the future. The near term objective for exploration is to add mill feed near existing mine workings at the San Gonzalo and Avino Mines. Two such targets are the Guadelupe and Aguila Mexicana vein systems which have been successfully intersected in the past and could theoretically be accessed underground through the existing San Gonzalo Mine workings. Plans for 2015 drilling will be released once the budget is complete.

For a map of the prominent vein systems located on the Avino Property, please click here or visit Avino’s website.

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Strategic Mexican Properties

In addition to the Avino Property, Avino maintains a 100% interest in five other properties in or near the state of Durango. In the fourth quarter of 2014, Avino engaged a consulting geologist for a site visit to profile the other properties. Some of the properties have had recent exploration either by Avino or through joint venture arrangements and others have had limited activity. The properties were part of a larger land package once controlled by the previous operators of the Avino Property; Avino plans to further explore these properties in the future. Below is a summary of the outlying properties.

El Fuerte – La Potosina

Location: Central Durango State, Mexico (proximal but not contiguous with the Avino Property)

Minerals: Silver and Gold

Area: 92 hectares

Ownership: 100%

Status: Exploration target

The La Potosina property is located just beyond the northern boundary of the Avino Property and was the subject of a 9 hole surface exploration drill program in 2011. La Potosina is the highest priority non-contiguous property given its close proximity to the Avino Property and past history.

Ana Maria

Location: Northeast Durango State, Mexico

Minerals: Silver, Gold, Lead, Zinc, Iron, Manganese, Granite

Area: 2,545 hectares

Ownership: 100%

Status: Exploration target

The Ana Maria property is located near the town of Gomez Palacio in the Northeast corner of Durango State in Central Mexico. The claims cover approximately 2,545 hectares and lie 20 km south of the La Platosa mine (high grade silver producer in Mexico), and 12 km southeast of the historic La Ojuela zinc-lead-silver mine.

The property lies within the Mexican Contact Replacement Belt (“CRD”). CRDs are epigenetic, intrusion-related, high-temperature, sulphide-dominant, lead-zinc-silver-copper-gold-rich deposits that commonly occur in clusters associated with major regional geologic features. The Mexican CRD Belt is considered to be one of the world's best developed CRD clusters.

El Hueco

Location: West-Central Durango State, Mexico

Minerals: Silver and Gold

Area: 1,312 hectares

Ownership: 100%

Status: Exploration target

The El Hueco property is located within the Sierra San Francisco, near the township of Santiago Papasquiaro. The property lies approximately 11 km south-southwest of Silver Standard’s Pitarilla project.

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Aranjuez

Location: Central Durango State, Mexico

Minerals: Silver and Gold

Area: 150 hectares

Ownership: 100%

Status: Exploration target

The Aranjuez property is located 6 km west of the Avino Mine within the boundary of Coeur Mining’s Santa Monica (La Preciosa) property that contains an in-situ proven and probable reserve of 126 million ounces of silver and 209 thousand ounces of gold; and a measured and indicated resource of 48 million ounces of silver and 95 thousand ounces of gold.

In the 1990’s, prospectors from Avino discovered gold-silver bearing epithermal float boulders in the area. This discovery was followed up with further exploration in 2001 where it was determined that a magnetic anomaly with a similar signature to the Avino Mine extended westerly across the property. Between 2006 and 2014, a detailed soil grid was completed over the property using a mechanized auger; results were inconclusive.

El Laberinto (Jabali)

Location: Central Durango State, Mexico

Minerals: Silver and Gold

Area: 92 hectares

Ownership: 100%

Status: Exploration target

The El Laberinto property is located approximately 25 km west-northwest of the Avino Property between Coeur Mining’s La Preciosa silver project the town of Flores Magon. The property is situated within the Magon Caldera in the central portion of the northwest trending Sierra de la Silla horst.

In the 1990’s Avino completed mapping, sampling, 3 holes of diamond drilling, a 300m exploration tunnel and an 80 metre crosscut along the 2540m level of the Laberinto vein. In 2012 Avino entered into an option agreement with Endeavour Silver Corp. who then undertook mapping, surface sampling, CSAMT geophysics, and 1,367m of diamond drilling in 4 holes. Values up to 8 g/t Au and 421 g/t Ag on surface were obtained from the most conductive zones coincident with the Laberinto vein. The agreement with Endeavour Silver Corp. was terminated in 2014.

Corporate Development – Acquisition (Bralorne Gold Mines Ltd.)

On August 1, 2014, the Company signed an arrangement agreement with Bralorne Gold Mines Ltd. (“Bralorne”) to acquire all of the outstanding shares of Bralorne which the Company did not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bralorne holds an undivided 100% interest in the Bralorne gold mine project in British Columbia.

On October 20, 2014, this arrangement was completed. Under the terms of the arrangement agreement, Bralorne shareholders received 0.14 of an Avino share for each Bralorne share, with any fractions rounded down to the nearest whole share and with any unexercised options being cancelled in connection with the arrangement. Based on the 28,513,844 Bralorne shares outstanding at the time of closing, and the 9,679,149 Bralorne shares already held, the Company issued 2,636,845 common shares to complete the acquisition of Bralorne. As of October 20, 2014, 100% of Bralorne’s assets, liabilities, and net income (loss) will be included in the consolidated financial statements of the Company.

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With challenging markets come compelling opportunities. Mired by high costs and the inability to raise capital, the once prolific Bralorne Gold Mine presented Avino with a tremendous opportunity to add an exciting new production center close to home in British Columbia. Having previously owned the Bralorne property during the 1990’s, Avino believes that the re-acquired project, currently considered in the advanced exploration phase, holds considerable potential towards re-establishing itself as one of British Columbia’s premier gold producing regions. Avino plans to implement the same methodical strategy that has proven successful in Mexico to breathe new life into the mine and local communities.

As a result of unseasonably high temperatures and rainfall in December, management decided to put the mill on care and maintenance until the tailings dam can be raised in the spring. In the interim period, extensive exploration drilling is ongoing. Also during this period, maintenance will be conducted on the mill and underground rail. Underground development in anticipation of the mill restart will also be ongoing. Additionally, two new scoop trams have been ordered and are expected to arrive in time for the mill’s reopening, and the search is underway for a new surface loader. Long term planning is also underway with independent engineering firms SNC Lavalin and Entech Mining. Should exploration drilling be successful, Avino is looking to develop a larger mine plan.

Team Additions

Companywide, we now employ close to 500 people. In addition to adding a significant number of new staff in Mexico during a period when many mining companies reported staff reductions, several key technical and strategic team members were added in 2014. These included Mr. Fred Sveinson, B.A., B.Sc., P.Eng who brings 41 years’ experience in the development, construction and operation of mines for major mining companies, Mr. Ross Glanville B.A.Sc., P. Eng, MBA, CGA, CAMV who provides Avino with 45 years of mining and exploration, development and operational experience, and Dr. Matt Ball Ph.E., P.Geo who brings 34 years of experience in mine and exploration project management, exploration targeting, and mine geology.

Corporate Development – Capital Market Strategist

Further to our news release dated December 22, 2014, Avino has retained Mr. Andrew Kaplan as the Company’s Capital Market Strategist. Mr. Kaplan’s role will focus on enhancing Avino’s profile in the financial markets. Mr. Kaplan will be providing long term capital market strategy and will provide support for, M&A, new capital initiatives and special projects.

Mr. Kaplan has been engaged for a term of one year at a fee of US$150,000. Avino has agreed to let Mr. Kaplan retain his 75,000 previously granted options at an exercise price of $1.90 per option exercisable on or before September 19, 2019.

Financial

Despite a challenging year in the financial markets, Avino had a record year for raising capital. In 2014, Avino was able to successfully raise $10.7 million through two financings in the U.S. as well as secure three lines of credit through Caterpillar and Sandvik worth a combined $16 million to be used for the purchase of new equipment. The Company has the flexibility to raise an additional US$50 million through its registration statement in the U.S., of which up to US$25 million may be arranged through Cantor Fitzgerald under an at-the-market prospectus offering.

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Quality Assurance/Quality Control

Mill assays are performed at the Avino Property’s on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs such as AHK, LSI, Alex Stewart and SGS.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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